Dillard’s Inc.
1600 Cantrell Road – P.O. Box 486 – Little Rock, Arkansas  72203
Telephone:  501-376-5200   Fax:  501-376-5917

Phillip R. Watts
Senior Vice President, Co-Principal Financial Officer
and Principal Accounting Officer
Telephone: 501-376-5369

Chris B. Johnson
Senior Vice President and Co-Principal Financial Officer
Telephone:  501-376-5255

June 25, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  William H. Thompson

Re:          Dillard’s, Inc. (File No. 001-06140)
Response to SEC Comment Letter dated June 16, 2015

Dear Mr. Thompson:

On behalf of Dillard’s, Inc. (the “Company”), set forth below are the Company’s responses to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 16, 2015 (the “Comment Letter”) relating to the following Company filing:

•Form 10-K for the fiscal year ended January 31, 2015 filed March 25, 2015

For the Staff’s convenience, the comment of the Staff is reproduced in bold font below and are followed in each case by the response of the Company.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

8. Benefit Plans, page F-18

1.
We note your disclosure in footnote 4 on page 25 of your proxy statement filed April 2, 2015, that you adopted new mortality tables released by the Society of Actuaries in October 2014. We also note that your benefit obligation increased 13% at January 31, 2015 compared to the prior year as presented in the table on page F-19. Please tell us what consideration you gave to disclosing your adoption of the new mortality tables and the impact of the change on your benefit obligation. Please refer to ASC 715-10-50-1r. In addition, please tell us your consideration of disclosing the change in benefit obligation resulting from the use of the new mortality tables in management’s discussion and analysis. Refer to Item 303(a)(3)(i) of Regulation S-K.

Response:

The Company considered each assumption utilized in the establishment of net periodic pension cost and the corresponding adjustments to the liability and other comprehensive income as part of our annual review procedures disclosed on page F-18. We considered known factors, including expected retirement dates of Senior Management, the rate of compensation increases, the expected increase in pension liability attributable to longer life expectancies reflected in the new mortality tables, and the decrease in the discount rate as of the January 31, 2015 measurement period.

Our assessment indicated that the most significant change to the pension liability was attributable to the decrease in the discount rate disclosed on page F-19. The change in mortality tables was not the significant contributor to the change in benefit obligation. We believe our disclosure complies with the requirements of ASC 715-20-50-lr. In future filings we will disclose any significant changes in pension obligations not otherwise apparent in the footnote disclosure, if material.

The Company also considered disclosing the effects of the changes resulting from the use of the new mortality tables within management’s discussion and analysis. However, the financial impact of the use of the new mortality tables was considered immaterial as the resulting change did not represent an unusual or infrequent event that materially affected the amount of reported income as required by Item 303(a)(3)(i) of Regulation S-K. The change in pension liability resulting from these actuarial assumptions did not impact the results of operations for fiscal 2014. Concerning any future impact of this change, the users of the financial statements were provided with management’s expected pension expense, end of year pension obligation, and cash funding amounts for fiscal 2015 under Critical Accounting Policies and Estimates as disclosed on page 20. Pension expense for fiscal 2015 is expected to be relatively flat compared to actual pension expense in fiscal 2014. In future filings, we will describe any unusual or infrequent events or transactions or any significant economic changes that affect the amount of reported income from continuing operations, if material.

In connection with responding to your comments, we acknowledge that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Phillip R. Watts
Phillip R. Watts
Senior Vice President, Co-Principal Financial Officer and Principal Accounting Officer

/s/ Chris B. Johnson
Chris B. Johnson
Senior Vice President and Co-Principal Financial Officer

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